Exhibit 99.3

Announcement FAQs
Who is Castlight Health?
Castlight offers a leading health benefits platform with the mission to empower people to make the best choices for their health, and help companies make the most of their health benefits.
Based in San Francisco, with a satellite office in Sunnyvale, it has nearly 400 employees, over 200 customers, and has been public since 2014.
Why are we forming a single company with Castlight?
We increasingly hear from customers that they don’t want to deal with multiple health technology vendors, and neither do their employees. Employers are clamoring for consolidation of offerings and a more comprehensive health benefit platform, and our planned combination will help meet this need.
Specifically, the combined platform will seek to improve every aspect of an employee’s health experience: from staying healthy, to accessing care, to managing a condition. For benefits and HR leaders, the combined platform will make it more efficient than ever before to engage with employees, purchase and deploy a wide range of benefit technologies, and measure impact -- enabling them to reap the benefits of lower health care costs and a healthier workforce.
We believe the benefits of the deal include the following:

•	Sets us up for accelerated growth and greater long-term success.

•	Combines two very complementary product offerings into the most comprehensive health benefits platform in the industry.

•	Enables us to better meet the needs of employers, employees and their families, as well as our channel and ecosystem partners.

•	Brings together an exceptionally talented group of employees to transform healthcare.
When will the deal close?
We expect it to close in the first half of the year, subject to change due to legal procedures that need to be completed.
How much is Castlight paying for Jiff?
At the closing, Castlight will issue approximately 27 million Castlight shares and options (or approximately 20% of the combined company on a fully diluted basis) as consideration to Jiff equity-holders, and will issue an additional 4 million shares contingent upon achievement of specific growth objectives for the Jiff business in 2017. We refer to these additional shares as the earn out.
What does that mean to me?
There will be no immediate changes to organizational structure. We plan to close the deal in the first half of the year and work together with Castlight on a path forward and go-to-market strategy to be implemented after close. Until that time, both companies will continue business as usual. We will be extremely thoughtful and timely in communicating any changes as they arise.
What will happen to my stock options?
The combined company will assume your stock options.  This means that all of your options will convert to Castlight options at the agreed upon exchange rate, subject to certain adjustments to account for your options' participation in the earn out mentioned above, and your vesting schedule will remain the same. The details of your specific package as well as the stock option plan will be provided to you as part of the transition.
Will people lose their jobs?
Both technology and people are part of this deal, and retention is important to the business. One of the reasons that Castlight is excited about this deal is because of the fantastically talented and hardworking team we’ve built at Jiff. This will be a growth company, but there may be overlap in some roles, and we will work through those on an individual basis. We will communicate specific changes as we transition.
What will happen with senior leadership?

•	Derek will become President of the combined company, responsible for all of sales, marketing, research and development (product and engineering), and professional services (customer).

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John Doyle, currently President and COO of Castlight, will assume the role of CEO of the combined business. He has nearly 15 years of executive experience in the healthcare technology industry and excels in operational excellence. He has been instrumental in setting Castlight’s strategic direction and positioning them for rapid growth.

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Gio Colella M.D., Castlight’s CEO, will become the Executive Chairman. Over the last year he has spent the majority of his time focused on strategic partnerships, and he’ll continue helping us build out these and other relationships.

•	Lastly, two Jiff board members will be added to the combined company board, and one Castlight board member will step down.
How will this help us grow?
The combined company will have the most comprehensive health benefits platform in the industry, and will have a sizeable customer footprint and a strong set of partner and channel relationships to build upon.

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Products: Castlight’s strengths in decision-support, data, analytics, and multi-channel outreach are perfect complements to Jiff’s strengths in total wellbeing, user experience, and integration of an ecosystem of digital health solutions. Once together, we believe no other company will be better positioned to help employers, as well as millions of employees and their families, manage their health benefits dollars more effectively.

•	Customers: Together, we serve over 240 customers, including over 70 of the Fortune 500.

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Partners: Castlight brings key strategic channel partners like Anthem and SAP. Jiff has strong, long-standing relationships with Willis Towers Watson and Mercer, as well as with over 50 digital health solutions.

After we combine, we anticipate having a larger revenue base that is growing more quickly and with a bigger long-term opportunity than we would have had as a standalone business. We expect the combination will create significant value for customers, users, employees, and shareholders.
How will our customers be impacted?
Once the deal closes, we anticipate being able to offer an even more robust health benefits platform, which will enable us to better serve our customers and engage with employees and their families.

When will we interact with Castlight employees?
Our leadership teams have been working together on this deal, and will continue to do so as we finalize details. Individuals who are needed for integration workstreams are being identified and notified. And, of course, we’re planning joint company activities once the deal closes, so please stay tuned.
Will our benefits and compensation change?
We remain committed to providing employees with a comprehensive and competitive benefits package that will allow us to attract and retain the talent we need to successfully drive the business forward. We will review the benefit programs of both companies and will develop a plan to harmonize these plans following the close of the transaction. We will inform all employees well in advance of any changes.
How should I respond to questions regarding the transaction from external sources (e.g. customers, partners, family, and friends)?
If you are asked about the transaction by the press or by anyone that you do not know, please refer them to the appropriate member of Jiff’s executive team. With friends and family, refer them to the press release and other public statements. It’s always okay to give your friends and family your personal experience as long as you do not share confidential information.
Are the company cultures aligned?
Derek and John Doyle spent the first several meetings determining if the cultures were complementary and could be combined. Only after they had determined that there was good cultural fit did they start to work on the business aspects of the transaction. Since then, culture has been a core topic of conversation, and we are excited about how complementary the two company cultures will be. We believe that the amazing people from both teams will combine to make an even more amazing work culture for all. We will be very thoughtful as we work through this transition to ensure that we retain all the things that make both Castlight and Jiff great.
What should I do now?
First and foremost, please continue business as usual. Our customers and partners are counting on us to keep delivering the same quality products and services as always, and we want to meet our Q1 goals. We will let you know when the deal closes and communicate any changes that may bring.
Some of you may be asked to help with the transaction or learn about Castlight’s products. We encourage you to embrace these opportunities.
Where can I direct my questions?
Please bring questions to today’s all-hands meeting or send an email to peopleops@Jiff.com. We understand that you want answers, but please keep in mind that the deal has not yet closed and details that need to be finalized are still being determined. We will be able to share more information about the combined organization and product roadmap once the deal closes.
If this is a private question, please contact your manager or People Ops, but understand that they may not have answers this early in the process.
Additional Note:
Because this transaction involves the issuance of Castlight securities, we must provide the following information:

                IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

                In connection with the proposed transaction between Castlight Health, Inc. (“Castlight”) and Jiff, Inc. (“Jiff”), Castlight intends to file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC").  This registration statement will contain a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction.  Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. After the registration statement is declared effective by the SEC, Castlight and Jiff will deliver a definitive joint proxy statement/prospectus/information statement to their respective stockholders. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com.

                This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff will be set forth in the joint proxy statement/prospectus/information statement that Castlight intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.